September 15, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Vyrex Corporation

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed March 29, 2005

File No. 0-27866

Dear Mr. Rosenberg:

Listed below is the response to Mr. Young’s follow up request based on your review of Vyrex Corporation’s financial statements and related disclosures reflected in Form 10-KSB for the fiscal year ended December 31, 2004.

Financial Statements, page F-1

Report of Independent Registered Public accounting Firm, page F-2

Per Mr. Young’s request enclosed are the Ernst & Young’s opinion letters dated February 12, 1998 and March 15, 1999. The Ernst and Young certifications will be included in future filings based on Rule 2-05 of regulation S-X.

Sincerely,

G. Dale Garlow

President & CEO

Vyrex Corporation

Report of Independent Auditors

The Board of Directors and Stockholders

Vyrex Corporation

We have audited the accompanying balance sheet of Vyrex Corporation (a development stage enterprise) as of December 31, 1997 and 1996, and the related statements of operations, stockholders’ equity and cash flows for the years then ended, and for the period from January 2, 1991 (inception) through December 31, 1997. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements as of December 31, 1995, and for the period January 2, 1991 (inception) through December 31, 1995, were audited by other auditors whose report dated February 9, 1996 expressed an unqualified opinion on those statements. The financial statements for the period January 2, 1991 (inception) through December 31, 1995 include total revenues and net loss of $310,000 and $3,408,199 respectively. Our opinion on the statements of operations, stockholders’ equity, and cash flows for the period January 2, 1991 (inception) through December 31, 1997, insofar as it relates to amount for prior periods through December 31, 1995, is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors (insofar as it relates to the financial statements for the period January 2, 1991 (inception) through December 31, 1995, the financial statements referred to above present fairly, in all material respects, the financial position of Vyrex Corporation (a development stage enterprise) at December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended and the period from January 2, 1991 (inception) through December 31, 1997 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

San Diego, California

February 12, 1998

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Stockholders

Vyrex Corporation

We have audited the accompanying balance sheets of Vyrex Corporation (a development stage enterprise) as of December 31, 1998 and 1997, and the related statements of operations, stockholders’ equity (net capital deficiency) and cash flows for the years then ended, and for the period from January 2, 1991 (inception) through December 31, 1998. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period from January 2, 1991 (inception) through December 31, 1995, were audited by other auditors whose report dated February 9, 1996 expressed an unqualified opinion on those statements. The financial statements for the period January 2, 1991 (inception) through December 31, 1995 include total revenues and net loss of $310,000 and 3,408,199, respectively. Our opinion on the statements of operations, tockholders’ equity (net capital deficiency) and cash flows for the period January 2, 1991 (inception) through December 31, 1995, insofar as it relates to amounts for prior periods through December 31, 1995, is based solely on the report of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Vyrex Corporation (a development stage enterprise) at December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and the period from January 2, 1991 (inception) through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has incurred recurring operating losses, has a working capital deficiency and has a net capital deficiency. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

ERNST & YOUNG LLP

San Diego, California

March 15, 1999,

except for Note 10, as to which the date is

March 29, 1999